July 21, 2009

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Pitney Bowes Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 26, 2009 File No. 001-03579

Dear Mr. Gilmore:

Pitney Bowes Inc. (the Company) is submitting the following response to the Staff’s comment letter dated July 8, 2009, addressed to Murray D. Martin and relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008 filed on February 26, 2009. In preparing our response, we have utilized subheadings and item number references consistent with your letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Financial Statements

Consolidated Statements of Income, page 40

1.	Your response to prior comment number 6 indicates that you manage interest expense centrally, you do not allocate interest costs to segments, and management uses EBIT to evaluate its business and management performance. While an evaluation of how you manage your business and the nature and format of information reviewed by management may be relevant in assessing your reporting obligation with respect to various items such as MD&A and the notes to your financial statements, it is not clear that such an evaluation is relevant to disclosure under Rule 5-03(b)(2) of Regulation S-X. In addition, while you indicate that readers have the ability to impute an interest cost for analytical purposes, it does not appear Rule 5-03(b)(2) contemplates requiring the reader to perform such a calculation to understand costs of revenue. In view of these considerations, please revise your future filings to present cost of financing on your consolidated statement of income and in other related disclosures. Alternatively, please further explain to us why you believe no revision is necessary.

Response: The Company acknowledges the staff’s comments and will include in future filings the cost of financing on our consolidated statements of income and in other related disclosures as applicable.

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We trust that the above comment is responsive to the question raised by the staff. We would be pleased to answer any further questions on this issue which the staff may have and, if necessary, to meet with them. Should there be any questions, please do not hesitate to call Russell Hochman at (203) 351-7607 or Mary Fragola at (203) 351-6960.

/s/ Michael Monahan
Michael Monahan
Executive Vice President and
Chief Financial Officer